NO ACT

PE
12-22-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10010444

January 20, 2010

Matthew Lepore
Vice President, Chief Counsel – Corporate Governance
Assistant General Counsel
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-20-2010

Re: Pfizer Inc.
Incoming letter dated December 22, 2009

Dear Mr. Lepore:

This is in response to your letter dated December 22, 2009 concerning the shareholder proposal submitted to Pfizer by Ron Callander, Sr.; Gretchen G. Harrison; Cynthia Kaplan; Mary Ann Pattengale; Linda Rawdin; and Joseph F. Smith. We also have received a letter on the proponents' behalf dated January 6, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Daniel Kinburn
PCRM General Counsel
Physicians Committee for Responsible Medicine
5100 Wisconsin Avenue, NW, Suite 400
Washington, DC 20016

January 20, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 22, 2009

The proposal relates to Pfizer's annual corporate responsibility report.

We are unable to conclude that Pfizer has met its burden of establishing that it may exclude Cynthia Kaplan as a co-proponent of the proposal under rule 14a-8(f). In this regard, we note that Pfizer has not addressed the claim that Cynthia Kaplan's broker provided, directly to Pfizer, verification of her eligibility to submit a proposal. Accordingly, we do not believe that Pfizer may omit Cynthia Kaplan as a co-proponent of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

There appears to be some basis for your view that Pfizer may exclude Ron Callander, Sr., Gretchen G. Harrison, Mary Ann Pattengale, Linda Rawdin, and Joseph F. Smith as co-proponents of the proposal under rule 14a-8(f). We note that these co-proponents appear to have failed to supply, within 14 days of receipt of Pfizer's request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period as of the date that they submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits Ron Callander, Sr., Gretchen G. Harrison, Mary Ann Pattengale, Linda Rawdin, and Joseph F. Smith as co-proponents of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PCRM PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE
5100 WISCONSIN AVENUE, NW • SUITE 400
WASHINGTON, DC 20016
(202) 686-2210 FAX: (202) 686-2155
WWW.PCRM.ORG

DANIEL KINBURN
General Counsel
Writer's Direct Number: 202.686.2210 ext. 380
Writer's Direct Fax: 202.527.7415
Writer's E-Mail: DKinburn@pcrm.org

January 6, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St. N.E.
Washington, D.C. 20549
E-Mail: shareholderproposals@sec.gov

Re: Inclusion of Shareholder Proposal in the 2010 Proxy Materials for Pfizer Inc.

Dear Ladies and Gentlemen:

As General Counsel of the Physicians Committee for Responsible Medicine ("PCRM"), I am the authorized representative for Mr. Ron Callander, Sr., Ms. Gretchen G. Harrison, Ms. Cynthia Kaplan, Mrs. Mary Ann Pattengale, Ms. Linda Rawdin, and Mr. Joseph F. Smith ("the Proponents"). On their behalf, I am submitting this letter in response to a no-action request ("Request") that Pfizer Inc. ("the Company" or "Pfizer") emailed to the U.S. Securities and Exchange Commission's Division of Corporation Finance ("Division") on Dec. 22, 2009 (attached). In the Request, Pfizer asked the Division to concur with its intention to omit the Proposal submitted by the Proponents on Nov. 6, 2009. Specifically, Pfizer improperly contends that

> the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because each of the Proponents failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

Pfizer attempts to finagle the plain meaning of the Proponents' broker letters in order to exclude the Proponents from expressing their opinions and to prevent its shareholders from voting on the Proposal. For the reasons discussed below, I request that the Division deny the Company's request.

ANALYSIS

A. Proof of eligibility requires a shareholder letter and a record holder letter

Under Rule 14a-8(b), a shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. As noted in Staff Legal Bulletin No. 14 (July 31, 2001) most shareholders indirectly hold securities through their brokers. The most common proof of ownership is therefore submitting two items: 1) a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal; and 2) a written statement that the shareholder intends to continue holding the securities through the date of the shareholder meting. If this proof of eligibility is not provided, rule 14a-8(f)(1) allows exclusion of the proposal for the alleged procedural deficiency.

Under rule 14a-8(b), the Proponents have provided written statements from their respective record holders of their securities and from themselves. As discussed below, Pfizer cannot invoke either 14a-8(b) or 14a-8(f)(1) as reason to exclude the Proposal.

B. Rules 14a-8(b) and 14a-8(f) are broadly interpreted to favor inclusion of shareholder proposals.

Recent Division responses to company no-action requests have favored the inclusion of shareholder proposals through a broad interpretation of rule 14a-8(b) and 14a-8(f). In AT & T, Inc. (Feb. 19, 2008) and AT & T Inc. (Jan. 2, 2008) the Division did not concur with the company's intent to omit proposals based on an alleged failure to prove continuous holding under rules 14a-8(b) and 14a-8(f). In AT & T, Inc. (Feb. 19, 2008), the company unsuccessfully argued that the verification information was "vague and ambiguous" in regards to when the 1-year period began. The company believed that the record holder letter did not prove the shareholder's eligibility for continuous holding. The letter allegedly did not "clearly indicate that [the shareholder] has continuously held shares . . . for the required one year period *as of the submission date*" (emphasis added). However, the record holder letter did indicate that the shareholder continuously held the shares for at least one year as of the date of the broker letter. Despite the company's attempts to exclude the proposal based on an exercise in semantics, the Division did not concur with the company's interpretation. The record holder letter that noted continuous, one-year holding with a date different from that of the submission date was sufficient to prove eligibility.

In AT & T Inc. (Jan. 2, 2008), the company unsuccessfully argued that the continuous holding for at least one year as of the date the proposal was submitted was not satisfied by the broker letter's terms, which only indicated the "Number of Shares" and "Shares Held 1+ Years." The company contended that absent language stating continuous holding, the broker letter could mean that the shares were sold and repurchased and only held for an aggregate of one year or more. However, the company's stained interpretation of the letter was found by the SEC not to overcome the plain meaning of the letter. Because the broker letter clearly indicated continuous holding for at least one year, the Division did not concur with the company's intent to omit the proposal.

In The MONY Group Inc. (Feb. 18, 2003), the Division did not concur with the company's intent to omit a proposal under rule 14a-8(b). The company unsuccessfully argued that it could only determine that the shareholders held the shares as of one year after the date stated in the letter (January 31, 2001), or ten months before the date of the proposal's submission (December 2, 2002). The broker letter did not state that the shares had been continuously held for one year. With a liberal construction of rule 14a-8(b), the plain meaning of the letter satisfied the proof of ownership for at least one continuous year. It was sufficient to state that the proponents "have been beneficial owners . . . as of the settlement date of January 31, 2002." The Division did not concur with the company's belief that the letter failed to prove continuous holding for at least one year.

In hopes of detracting from the truth of the record holder and shareholder letters, Pfizer would have the Division incorrectly apply any of 13 different no-action letters. None of these 13 letters are applicable to the current situation. Based on the following distinguishing explanations, the Division should not apply any of the cited no-action letters. *See* Time Warner Inc. (Feb. 19, 2009) (Eligibility not met because the letter indicated one-year continuous ownership as of a date after the submission of the proposal.); Alcoa Inc. (Feb. 18, 2009) (Eligibility not met because the letter indicated one-year continuous ownership as of a date after the submission of the proposal.); Qwest Communications International, Inc. (Feb. 28, 2008) (Eligibility not met because the proponent never provided written certification from the record holder.); Occidental Petroleum Corp. (Nov. 21, 2007) (Eligibility not met because the proponent never provided written certification from the record holder.); General Motors Corp. (April 5, 2007) (Eligibility not met because the proponent only provided an account statement instead of the necessary written certification from the record holder.); Yahoo!, Inc. (March 29, 2007) (Eligibility not met because the proponent only provided trade confirmations instead of the necessary written certification from the record holder.); CSK Auto Corp. (Jan. 29, 2007) (Eligibility not met because the written certification expressly stated the shares had not been held for one year.); Motorola, Inc. (Jan. 10, 2005) (Eligibility not met because the written certification did not identify for whom the shares were held and the additional emailed information from an unidentified source was unacceptable.); Johnson & Johnson (Jan. 29, 2004) (Eligibility not met because the proponent never provided written certification from the record holder.); Agilent Technologies (Nov. 19, 2004) (Eligibility not met because the proponent failed to certify intent to continue holding the shares through the annual meeting.); Intel Corporation (Jan. 29, 2004) (Eligibility not met because the written certification only confirmed the holding after the proposal was submitted. rather than indicating the holding before the proposal was submitted.); Moody's Corporation (March 7, 2002) (Eligibility not met because the record holder did not meet the one-year continuous period until over a month after the proposal was submitted.); IDACORP, Inc. (March 5, 2008) (Proposal excludable because one proponent only provided an account statement and the other proponent held shares below the threshold market value.); Qwest Communications International, Inc. (Feb. 29, 2008) (Proposal excludable because one proponent could not prove ownership in individual capacity and the other proponent did not provide any record holder certification.); PG&E Corporation (Feb. 18, 2003) (Company could not exclude a proposal under rule 14a-8(b) since only 4 out of 8 proponents did not prove eligibility via threshold market value, written record holder certification, and/or a shareholder certification statement.)

Pfizer also attempts to cite five other inapplicable no-action letters. Like the 13 letters cited and easily distinguished above, four of these five letters fall to the same fate. Based on the distinguishing explanations noted, the Division should not give weight to Pfizer's arguments relying on these letters. *See* General Electric Co. (Jan. 9, 2009) (Eligibility not met because the continuous holding period for the Nov. 10, 2008 proposal could not be determined from two record holder letters certifying continuous holding only from Dec. 2003 through Nov. 2007 and from April 2008 through November 2008.); International Business Machines Corporation (Dec. 7, 2007) (Eligibility not met because the proponent did not file written statements from herself or the record holder when the proposal was submitted and did not directly respond to the company's deficiency notice regarding the record holder certification.); The Gap, Inc. (March 3, 2003) (Eligibility not met because record holder letter did not indicate continuous holding.); AutoNation, Inc. (March 14, 2002) (Eligibility not met because record holder letter specifically indicated continuous holding was less than one year as of the date the proposal was submitted.); *but cf.* Wal-Mart Stores, Inc. (Feb. 2, 2005) (Eligibility not met because the record holder letter responsive to the deficiency notice was dated prior to the date the proposal was submitted.).

In AT & T Inc. (Jan. 2, 2008), AT & T, Inc. (Feb. 19, 2008), and The MONY Group Inc. (Feb. 18, 2003), all of the proponents provided the necessary certification and verification of their continuous holdings of at least one year. Although the choice of language may differ, the plain meaning of each record holder letter could not be ignored. As long as a reasonable person can understand the language of a letter to mean that the shareholder has continuously held his or her shares for at least one year before the proposal's submission, the proof of eligibility is sufficient. The majority of Division no-action responses favor inclusion of the Proposal.

C. The Proponents have proven their eligibility to submit the Proposal.

Each of the broker letters for Mr. Callander, Ms. Harrison, Ms. Rawdin, and Mr. Smith specifically state that the respective proponent has continuously held his or her shares for at least one year. Like in AT & T, Inc. (Feb. 19, 2008), eligibility is adequately verified from a broker letter that indicates the continuous one-year period has been met. The language does not need to specifically state that the period applies as of the submission date. Under AT & T Inc. (Jan. 2, 2008) and The MONY Group Inc. (Feb. 18, 2003), as long as the broker letter indicates the number of shares and holding for one or more years, rules 14a-8(b) is satisfied and exclusion under rule 14a-8(f)(1) is precluded.

Each of the six Proponents provided the necessary statement that he or she intended to continue holding his or her securities through the date of Pfizer's annual meeting in 2010. Additionally, verification information from four of the six Proponents' brokers was included with the Proposal. Ms. Kaplan's broker, Vanguard, assured her that the necessary verification information was directly provided to Pfizer's Secretary, Amy W. Schulman at 235 E. 42nd St., New York, NY 10017-5755. On information and belief, Pfizer should have received this information directly from Vanguard, but separate from the other Proponents' verification information. On behalf of Ms. Pattengale, broker material was provided to Pfizer (Dec. 4 and 7, 2009) after PCRM received notice from Pfizer (Nov. 20, 2009) and Ms. Pattengale herself, that Ms. Pattengale was not a record holder.

The Aug. 21, 2009 letter provided by Mr. Callander's broker, Merrill Lynch, specifically states that his 650 "shares have been continuously held and continue to be held by Mr. Callander, such that prior to the date on which the shareholder proposal is being submitted, the shares will have been continuously held for a period of more than one year." The plain meaning of the Merrill Lynch letter indicates that Mr. Callander not only has continuously held his shares for more than a year, but continues to hold them. Additionally, Mr. Callander's own letter certified his ownership of Pfizer securities and his intent to continue holding them through the annual meeting. When the

Merrill Lynch letter is considered along with Mr. Callander's letter, only one meaning can be drawn: Mr. Callander has continuously held Pfizer securities for at least one year, continues to and will continue to hold the securities until at least the date of the upcoming Pfizer annual meeting. This satisfies the requirement of rules 14a-8(b) and precludes Pfizer's effort under rule 14a-8(f)(1) to exclude Mr. Callander's filing of the Proposal.

The Aug, 26, 2009 letter provided by Ms. Harrison's broker, Raymond James & Associates, Inc., specifically states that her 200 "shares continue to be and have been continuously held by our client for a period of more than one year." The plain meaning of the Raymond James letter indicates that Ms. Harrison not only has continuously held his shares for more than a year, but continues to hold them. Additionally, Ms. Harrison's own letter certified her ownership of Pfizer securities and her intent to continue holding them through the annual meeting. When the Raymond James letter is considered along with Ms. Harrison's letter, only one meaning can be drawn: Ms. Harrison has continuously held Pfizer securities for at least one year, continues to and will continue to hold the securities until at least the date of the upcoming Pfizer annual meeting. This satisfies the requirement of rules 14a-8(b) and precludes Pfizer's effort under rule 14a-8(f)(1) to exclude Ms. Harrison's filing of the Proposal.

The Aug, 27, 2009 letter provided by Ms. Rawdin's broker, Morgan Stanley Smith Barney, LLC, specifically states that her 500 "shares continue to be and have been continuously held by our client for a period of more than one year." The plain meaning of the Morgan Stanley Smith Barney letter indicates that Ms. Rawdin not only has continuously held her shares for more than a year, but continues to hold them. . Additionally, Ms. Rawdin's own letter certified her ownership of Pfizer securities and her intent to continue holding them through the annual meeting. When the Morgan Stanley Smith Barney letter is considered along with Ms. Rawdin's letter, only one meaning can be drawn: Ms. Rawdin has continuously held Pfizer securities for at least one year, continues to and will continue to hold the securities until at least the date of the upcoming Pfizer annual meeting. This satisfies the requirement of rules 14a-8(b) and precludes Pfizer's effort under rule 14a-8(f)(1) to exclude Ms. Rawdin's filing of the Proposal.

The Sept. 11, 2009 letter provided by Mr. Smith's broker, Vanguard Brokerage Services, specifically states that his 325 "shares continue to be and have been continuously held by our client for a period of more than one year." The plain meaning of the Vanguard letter indicates that Mr. Smith not only has continuously held his shares for more than a year, but continues to hold them. Additionally, Mr. Smith's own letter certified his ownership of Pfizer securities and his intent to continue holding them through the annual meeting. When the Vanguard letter is considered along with Mr. Smith's letter, only one meaning can be drawn: Mr. Smith has continuously held Pfizer securities for at least one year, continues to and will continue to hold the securities until at least the date of the upcoming Pfizer annual meeting. This satisfies the requirement of rules 14a-8(b) and 14a-8(f).

The Dec. 4, 2009 letter provided by Ms. Pattengale's broker, First Florida Investment Services' LPL Financial, specifically states that her 500 "shares continue to be and have been continuously held by our client for a period of more than one year." The plain meaning of the LPL Financial letter indicates that Ms. Pattengale not only has continuously held his shares for more than a year, but continues to hold them. This satisfies the requirement of rules 14a-8(b) and precludes Pfizer's effort under rule 14a-8(f)(1) to exclude Ms. Pattengale's filing of the Proposal.

CONCLUSION

For the reasons stated above, Pfizer has failed in its attempt to finagle the wording of the Proponents' broker letters to justify exclusion under rules 14a-8(b) and 14a-8(f)(1). In light of recent Division no-action letters, the plain meaning of the broker letters is sufficient to prove the Proponents' continuous holding and their eligibility to submit the Proposal. I respectfully request the Division to advise Pfizer that it will take enforcement action if Pfizer fails to include the Proposal in its 2010 proxy materials. Please contact me if you have any questions or requests for further information at dkinburn@pcrm.org or 202.686.2210 ext. 380.

Very truly yours,



Daniel Kinburn
PCRM General Counsel

DK/kl
Enclosures

Cc: Matthew Lepore, Vice President and Assistant General Counsel of Pfizer Inc.
Mr. Ron Callander, Sr.
Ms. Gretchen Harrison
Ms. Cynthia Kaplan
Ms. Mary Ann Pattengale
Ms. Linda Rawdin
Mr. Joseph F. Smith

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755



Matthew Lepore
Vice President, Chief Counsel-Corporate Governance
Assistant General Counsel

December 22, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Pfizer Inc.*
Shareholder Proposal of Ron Callander, Sr., et al.
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Daniel Kinburn, General Counsel to the Physicians Committee for Responsible Medicine, as the representative of Ron Callander, Sr., Gretchen G. Harrison, Cynthia Kaplan, Mary Ann Pattengale, Linda Rawdin and Joseph F. Smith (each a "Proponent" and, collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if any

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states,

> RESOLVED: shareholders encourage Pfizer, Inc. ("Pfizer") to increase it's corporate social responsibility and transparency around the use of animals in research and product testing, by including information on animal use in the annual Corporate Responsibility Report ("Report"). We encourage the Report to include non-proprietary information, as follows: (1) species, numbers, and general purpose of each use (e.g., research and development, efficacy testing, or toxicity testing), and (2) Pfizer's efforts, in the preceding year, and future goals towards reducing and replacing animal use.

A copy of the Proposal, as well as related correspondence, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because each of the Proponents failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponents Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

Mr. Kinburn submitted the Proposal to the Company via overnight mail on behalf of the Proponents with a letter dated November 6, 2009, which the Company received on November 9, 2009. *See* Exhibit A. Mr. Kinburn acknowledges the date that the Proposal was submitted by stating in his letter that the Proponents "are entitled to file this stockholder proposal as of the date of this letter, November 6, 2009." The Company reviewed its stock records, which did not indicate that any of the Proponents were the record owners of Company shares. Two of the Proponents—Ms. Pattengale and Ms. Kaplan—did not include with the Proposal any documentary evidence of their ownership of Company shares. In addition, as discussed in more detail below, the remaining four Proponents—Mr. Callander, Ms. Harrison, Ms. Rawdin, and

Mr. Smith—submitted documentary evidence of their ownership of Company shares that was insufficient to satisfy the ownership requirements of Rule 14a-8(b).

Accordingly, the Company sought verification from Mr. Kinburn (as the designated representative for each of the Proponents, with copies to each of the Proponents) of the eligibility of each Proponent to submit the Proposal. Specifically, the Company sent via Federal Express six letters (one for each of the Proponents) on November 19, 2009, which was within 14 calendar days of the Company's receipt of the Proposal, notifying Mr. Kinburn of the requirements of Rule 14a-8 and how each Proponent could cure the procedural deficiencies (each a "Deficiency Notice," and together the "Deficiency Notices"). Copies of the Deficiency Notices are attached hereto as Exhibit B. With respect to the Proponents that submitted documentary evidence of their ownership, each Deficiency Notice also stated that "the proof of ownership submitted by the proponent does not satisfy Rule 14a-8's ownership requirements as of the date that the proposal was submitted to the Company." In addition, each of the Deficiency Notices stated that sufficient proof of ownership of Company shares must be submitted, and further stated:

> Sufficient proof may be in the form of:
>
> - a written statement from the "record" holder of [the Proponent's] shares (usually a broker or a bank) verifying that, at the time you submitted the proposal on [the Proponent's] behalf, [the Proponent] continuously held the requisite number of shares for at least one year; or
>
> - if [the Proponent] has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting [the Proponent's] ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that [the Proponent] continuously held the requisite number of shares for the one-year period.

The Deficiency Notices for each of the Proponents were sent in one package via FedEx to Mr. Kinburn on November 19, 2009, and FedEx records confirm delivery of the Deficiency Notices to Mr. Kinburn at 9:24 a.m. on November 20, 2009. *See* Exhibit C.

Mr. Kinburn responded on behalf of one of the Proponents, Ms. Pattengale, by submitting to the Company letters dated December 4, 2009 (the "December 4th Response") and December 7, 2009 (the "December 7th Response"). The December 4th Response included a Portfolio Appraisal from LPL Financial showing Ms. Pattengale's ownership of Company stock as of November 20, 2009 as well as an investment statement from Smith Barney showing Ms. Pattengale's individual retirement account holdings for the period from December 1, 2007 to December 31, 2007. The December 7th Response included a letter from First Florida Investment Services stating that Ms. Pattengale owned Company shares for one year as of

December 3, 2009. A copy of the December 4th Response and the December 7th Response are attached hereto as Exhibit D. As of the date of this letter, the Company has not received a response to the Deficiency Notices from or on behalf of the remaining Proponents.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because each of the Proponents failed to substantiate his or her eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

As discussed in detail below, each of the Proponents failed to supply sufficient proof of ownership of Company shares under Rule 14a-8(b):

1. Mr. Callander

Mr. Callander included with the Proposal a letter from Merrill Lynch (the "Merrill Lynch Letter") indicating that Mr. Callander held Company shares for at least one year as of August 21, 2009, the date of the Merrill Lynch Letter. *See* Exhibit A. However, the Merrill Lynch Letter is insufficient to establish Mr. Callander's ownership under Rule 14a-8(b). Specifically, the Merrill Lynch Letter does not establish that Mr. Callander owned the requisite amount of Company shares for the one-year period as of the date the Proposal was submitted, because it does not establish ownership of the Company shares for the period between August 21, 2009 (the date of the Merrill Lynch Letter) and November 6, 2009 (the date the Proposal was submitted). We note also that while the Merrill Lynch Letter stated that "prior to the date on which the shareholder proposal is being submitted, [Mr. Callander's] shares will have been continuously held for a period of more than one year," this statement is insufficient to establish Mr. Callander's ownership for one year as of the date the Proposal was submitted, because the Merrill Lynch Letter cannot possibly verify the Proponent's ownership of Company shares as of a future date.

The Company has not received any other documentary evidence of Mr. Callander's ownership of Company shares in response to the Deficiency Notice.

2. Ms. Harrison

Ms. Harrison included with the Proposal a letter from Raymond James & Associates, Inc. (the "Raymond James Letter") indicating that Ms. Harrison held Company shares for at least one year as of August 26, 2009, the date of the Raymond James Letter. *See* Exhibit A. However, the Raymond James Letter is insufficient to establish Ms. Harrison's ownership under Rule 14a-8(b). Specifically, the Raymond James Letter does not establish that Ms. Harrison owned the requisite amount of Company shares for the one-year period as of the date the Proposal was submitted, because it does not establish ownership of the Company shares for the period between August 26, 2009 (the date of the Raymond James Letter) and November 6, 2009 (the date the Proposal was submitted).

The Company has not received any other documentary evidence of Ms. Harrison's ownership of Company shares in response to the Deficiency Notice.

3. Ms. Kaplan

Ms. Kaplan did not include with the Proposal any documentary evidence of her ownership of Company shares. The Company has not received any documentary evidence of Mr. Callander's ownership of Company shares in response to the Deficiency Notice.

4. Ms. Pattengale

Ms. Pattengale did not include with the Proposal any documentary evidence of her ownership of Company shares. Mr. Kinburn responded to the Deficiency Notice on Ms. Pattengale's behalf by submitting the December 4th Response and December 7th Response. *See* Exhibit D. However, these responses are insufficient to establish Ms. Pattengale's ownership under Rule 14a-8(b). As noted above, the December 4th Response merely included a Portfolio Appraisal from LPL Financial showing Ms. Pattengale's ownership of Company stock as of November 20, 2009 as well as an investment statement from Smith Barney of Ms. Pattengale's individual retirement account holdings for the period from December 1, 2007 to December 31, 2007. These fixed-date account records do not provide sufficient evidence to establish that the Proponent has met the ownership requirements of Rule 14a-8(b). *See* SLB 14 (clarifying that a shareholder's "monthly, quarterly or other periodic investment statements [do not] demonstrate sufficiently continuous ownership of the securities." *See also, e.g., IDACORP, Inc.* (avail. Mar. 5, 2008) (concurring with the exclusion of a shareholder proposal and noting that despite the proponents' submission of monthly account statements, the proponents had "failed to supply . . . documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"). In addition, the December 7th Response included a letter from First Florida Investment Services stating only that Ms. Pattengale owned Company shares for at least one year as of December 3, 2009. Thus, the December 7th Response also does not establish that Ms. Pattengale owned the requisite amount of Company shares for the one-year period as of the date the Proposal was submitted, because it does not establish ownership of the Company shares for the period between November 6, 2008 (one year prior to the date the Proposal was submitted) and December 3, 2008 (the earliest date of ownership established by the December 7th Notice).

5. Ms. Rawdin

Ms. Rawdin included with the Proposal a letter from Morgan Stanley Smith Barney LLC (the "Morgan Stanley Letter") indicating that Ms. Rawdin held Company shares for at least one year as of August 27, 2009, the date of the Morgan Stanley Letter. *See* Exhibit A. However, the Morgan Stanley Letter is insufficient to establish Ms. Rawdin's ownership under Rule 14a-8(b). Specifically, the Morgan Stanley Letter does not establish that Ms. Rawdin owned the requisite amount of Company shares for the one-year period as of the date the Proposal was submitted, because it does not establish ownership of the Company shares for the period between August 27, 2009 (the date of the Morgan Stanley Letter) and November 6, 2009 (the date the Proposal was submitted).

The Company has not received any documentary evidence of Ms. Rawdin's ownership of Company shares in response to the Deficiency Notice.

6. Mr. Smith

Mr. Smith included with the Proposal a letter from Vanguard Brokerage Services (the "Vanguard Letter") indicating that Mr. Smith held Company shares for at least one year as of September 11, 2009, the date of the Vanguard Letter. However, the Vanguard Letter is insufficient to establish Mr. Smith's ownership under Rule 14a-8(b). Specifically, the Vanguard Letter does not establish that Mr. Smith owned the requisite amount of Company shares for the one-year period as of the date the Proposal was submitted, because it does not establish ownership of the Company shares for the period between September 11, 2009 (the date of the Vanguard Letter) and November 6, 2009 (the date the Proposal was submitted).

The Company has not received any documentary evidence of Mr. Smith's ownership of Company shares in response to the Deficiency Notice.

* * *

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to Mr. Kinburn in a timely manner the Deficiency Notices (for each of the Proponents), which stated:

- the ownership requirements of Rule 14a-8(b);
- that, according to the Company's stock records, the Proponents were not record owners of sufficient shares;

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); and

- that any response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponents received the Deficiency Notice.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Time Warner Inc.* (avail. Feb. 19, 2009) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Time Warner's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Moody's Corp.* (avail. Mar. 7, 2002). Moreover, the Staff has concurred with the exclusion of a shareholder proposal where all of the proponents in a group of proponents failed to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., IDACORP, Inc.* (avail. Mar. 5, 2008); *Qwest Communications International, Inc.* (avail. Feb. 29, 2008); *PG&E Corp.* (avail. Feb. 18, 2003) (in each case, concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponents appear to have failed to supply, within 14 days of receipt of [the company's] request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)").

As discussed above, SLB 14 places the burden of proving the ownership requirements on the proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." In addition, the Staff has previously made clear the need for precision in the context of demonstrating a shareholder's eligibility under Rule 14a-8(b) to submit a shareholder proposal. SLB 14 provides the following:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Accordingly, the Staff has consistently permitted companies to omit shareholder proposals pursuant to Rules 14a-8(f) and 14a-8(b) when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal. *See General Electric Co.* (avail. Jan. 9, 2009) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 10, 2008 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 7, 2008); *International Business Machines Corp.* (avail. Dec. 7, 2007) (concurring with the exclusion of a shareholder proposal where the proponent submitted a broker letter dated four days before the proponent submitted its proposal to the company); *Wal-Mart Stores, Inc.* (avail. Feb. 2, 2005) (concurring with the exclusion of a shareholder proposal where the proposal was submitted December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004); *Gap, Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a shareholder proposal where the date of submission was November 27, 2002 but the documentary evidence of the proponent's ownership of the company's securities covered a two-year period ending November 25, 2002); *AutoNation, Inc.* (avail. Mar. 14, 2002) (concurring with the exclusion of a shareholder proposal where the proponent had held shares for two days less than the required one-year period).

Similarly, in this instance, Mr. Callander, Ms. Harrison, Ms. Pattengale, Ms. Rawdin, and Mr. Smith each submitted proof of ownership with a date gap and, thus, failed to provide sufficient documentary support of their continuous ownership for at least one year of the requisite number of Company shares as required by Rule 14a-8(b). In addition, Ms. Kaplan did not include, either with the Proposal or in response to the Deficiency Notice, any documentary evidence of her ownership of Company shares. Accordingly, the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1) because none of the Proponents has sufficiently demonstrated his or her continuous ownership of the requisite number of Company shares for the one-year period prior to the date the Proposal was submitted to the Company, as required by Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponents any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-7513 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,



Matthew Lepore

ML/tss
Enclosures

cc: Daniel Kinburn

100776812_5.DOC

EXHIBIT A

PCRM
PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE
5100 WISCONSIN AVENUE, NW • SUITE 400
WASHINGTON, DC 20016
(202) 686-2210 FAX: (202) 686-2155
WWW.PCRM.ORG

DANIEL KINBURN
General Counsel
Writer's Direct Number: 202.686.2210 ext. 380
Writer's Direct Fax: 202.527.7450
Writer's E-Mail: DKinburn@pcrm.org

November 6, 2009

BY OVERNIGHT DELIVERY

Pfizer, Inc.
Attn: Amy W. Schulman, Secretary of the Company
235 E. 42nd St.
New York, NY 10017-5755

Re: Stockholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schulman:

As the authorized representative for six stockholders ("Proponents"), I am submitting the attached Stockholder Proposal ("Proposal") on behalf of the Proponents, for inclusion in the proxy materials for the 2010 Pfizer, Inc. annual meeting. The Proposal seeks a report that will increase the transparency around Pfizer's use of animals in research and product testing.

Pursuant to 17 C.F.R. § 240.14a-8(b), there are letters enclosed from Mr. Ron Callander, Sr., Ms. Gretchen G. Harrison, Ms. Cynthia Kaplan, Ms. Mary Ann Pattengale, Ms. Linda Rawdin, and Mr. Joseph F. Smith, the six Proponents. Additionally, where applicable, the respective record holders of their securities have provided account verification of the Proponents' ownership of Pfizer stock and satisfaction of the $2,000 minimum threshold (Merrill Lynch for Mr. Callander, Raymond James & Associates for Ms. Harrison, Morgan Stanley Smith Barney for Ms. Rawdin, and Vanguard Brokerage Services for Mr. Smith). However, please note the following: (1) Ms. Kaplan's brokerage, Vanguard, sent verification of her account information directly to Pfizer; and (2) Ms. Pattengale is the record holder of her securities and therefore does not require separate verification from a brokerage. Under 17 C.F.R. § 240.14a-8(b), all six proponents are entitled to file this stockholder proposal as of the date of this letter, Nov. 6, 2009.

If you need any further information, please do not hesitate to contact me. If Pfizer will attempt to exclude any portion of the proposal under Rule 14a-8, please notify me within 14 days of receipt of the proposal. If you have any questions or comments, please do not hesitate to call (202.686.2210 ext. 380) or email (DKinburn@pcrm.org) me.

Very truly yours,



Daniel Kinburn

DK/kl
Enclosures (11)

RESOLVED: shareholders encourage Pfizer, Inc. ("Pfizer") to increase its corporate social responsibility and transparency around the use of animals in research and product testing, by including information on animal use in the annual Corporate Responsibility Report ("Report"). We encourage the Report to include non-proprietary information, as follows: (1) species, numbers, and general purpose of each use (e.g., research and development, efficacy testing, or toxicity testing), and (2) Pfizer's efforts, in the preceding year, and future goals towards reducing and replacing animal use.

SUPPORTING STATEMENT

Companies using animals for product development and testing have an ethical imperative to address animal use, given that 43% of Americans oppose the use of animals for research.[1] In response to societal concerns, several pharmaceutical companies now disclose information regarding animal use, as well as development and implementation of methods that replace, reduce, or refine animal use. To address the concerns of the public, Pfizer should make this information available in its annual Corporate Responsibility Report.

The Report is an ideal place to provide the requested animal information because it outlines Pfizer's social priorities and progress, from environmental impacts to philanthropy to community service projects. This same level of commitment and transparency demonstrated for those areas can be extended to animal use.

In addition to the ethical imperative, there is also a scientific and financial imperative for moving away from animal use. Astonishingly, 92% of drugs deemed safe and effective in animals, fail when tested in humans.[2] Out of the 8% of FDA-approved drugs, half are later relabeled or withdrawn due to unanticipated, severe adverse effects. A 96% failure rate not only challenges the reliability of animal experiments to predict human safety and efficacy, it creates enormous risks of litigation, adverse publicity, and wasted resources. Primary reasons for this 96% failure rate are the anatomical and physiological differences between humans and other species. To deliver safer, more effective products, pharmaceutical companies need to focus on experimental models with greater human relevance. As highlighted by a 2007 report from the National Academy of Sciences[3], advances in many areas of science- toxicogenomics, bioinformatics, systems biology, epigenetics, and computational toxicology- are making it possible to replace animal toxicity tests with non-animal methods. These human-based methods confer numerous advantages including quicker and more economical product development and approval, reduced incidence of adverse effects, improved efficacy, and reduced animal use and suffering.

Given the ethical and scientific implications of animal use for research and testing, we urge shareholders to vote in favor of this proposal for Pfizer's consideration to increase transparency about its animal use and replacement efforts in the Report.

---

[1] Public Praises Science; Scientists Fault Public, Media. Pew Research Center for the People & the Press Survey, 2009.

2 FDA Teleconference: Steps to advance the Earliest Phases of Clinical Research in the Development of Innovative Medical Treatments. Andrew C. von Eschenbach, 2006.

[3] Toxicity Testing in the 21st Century: A Vision and a Strategy. National Research Council, 2007.

Pfizer Inc.
Attn: Secretary of the Company, Amy W. Schulman
235 E. 42nd St.
New York, NY 10017-5755

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schulman:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2010 annual meeting of Pfizer Inc. Also enclosed is a letter from my brokerage firm, Merrill Lynch, which verifies my ownership of at least $2,000 worth of Pfizer Inc. stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If Pfizer will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, by telephone at 202.686.2210, ext. 315, or by e-mail at DKinburn@pcrm.org.

Very truly yours,



Signature of Ron Callander, Sr.

8/21/09

Date

Pfizer Inc.
Attn: Secretary of the Company, Amy W. Schulman
235 E. 42nd St.
New York, NY 10017-5755

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schulman:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2010 annual meeting of Pfizer Inc. Also enclosed is a letter from my brokerage firm, Raymond James & Associates, Inc., which verifies my ownership of at least $2,000 worth of Pfizer Inc. stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If Pfizer will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, by telephone at 202.686.2210, ext. 315, or by e-mail at DKinburn@pcrm.org.

Very truly yours,



Signature of Gretchen Harrison

8/26/09

Date

Pfizer Inc.
Attn: Secretary of the Company, Amy W. Schulman
235 E. 42nd St.
New York, NY 10017-5755

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schulman:

This firm holds 200 shares of Pfizer Inc. common stock on behalf of our client, Ms. Gretchen Harrison. These shares continue to be and have been continuously held by our client for a period of more than one year.

If you have any further questions, please do not hesitate to contact me.

Thank you,

Daniel R. [signature]
Signature of Daniel DeJong
On behalf of Raymond James & Associates, Inc.

8-26-2009
Date

Pfizer Inc.
Attn: Secretary of the Company, Amy W. Schulman
235 E. 42nd St.
New York, NY 10017-5755

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schulman:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2010 annual meeting of Pfizer Inc. Also enclosed is a letter from Vanguard Brokerage that verifies my ownership of at least $2,000 worth of Pfizer Inc. stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If Pfizer will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, by telephone at 202.686.2210, ext. 315, or by e-mail at DKinburn@pcrm.org.

Very truly yours,



Signature of Cynthia Kaplan

11/6/09

Date

Pfizer Inc.
Attn: Secretary of the Company, Amy W. Schulman
235 E. 42nd St.
New York, NY 10017-5755

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schulman:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2010 annual meeting of Pfizer Inc. This letter certifies that I own 500 shares of Pfizer Inc. stock, which has a market value of at least $2,000. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If Pfizer will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, by telephone at 202.686.2210, ext. 315, or by e-mail at DKinburn@pcrm.org.

Very truly yours,

Mary Ann Pattengale
Signature of Mary Ann Pattengale

8/19/09
Date

Pfizer Inc.
Attn: Secretary of the Company, Amy W. Schulman
235 E. 42nd St.
New York, NY 10017-5755

Re: <u>Shareholder Proposal for Inclusion in the 2010 Proxy Materials</u>

Dear Secretary Schulman:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2010 annual meeting of Pfizer Inc. Also enclosed is a letter from my brokerage firm, Morgan Stanley Smith Barney LLC, which verifies my ownership of at least $2,000 worth of Pfizer Inc. stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If Pfizer will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, by telephone at 202.686.2210, ext. 315, or by e-mail at DKinburn@pcrm.org.

Very truly yours,



Signature of Linda Rawdin

8/27/2009

Date

Pfizer Inc.
Attn: Secretary of the Company, Amy W. Schulman
235 E. 42nd St.
New York, NY 10017-5755

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schulman:

This firm holds 500 shares of Pfizer Inc. common stock on behalf of our client, Ms. Linda Rawdin. These shares continue to be and have been continuously held by our client for a period of more than one year.

If you have any further questions, please do not hesitate to contact me.

Thank you,



Signature of Gerald Frasier
On behalf of Morgan Stanley Smith Barney LLC

August 27, 2009
Date

Pfizer Inc.
Attn: Secretary of the Company, Amy W. Schulman
235 E. 42nd St.
New York, NY 10017-5755

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schulman:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2010 annual meeting of Pfizer Inc.. Also enclosed is a letter from my brokerage firm, Vanguard Brokerage Services, which verifies my ownership of at least $2,000 worth of Pfizer Inc. stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If Pfizer will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, by telephone at 202.686.2210, ext. 315, or by e-mail at DKinburn@pcrm.org.

Very truly yours,



Signature of Joseph Francis Smith

9/11/2009

Date

Pfizer Inc.
Attn: Secretary of the Company, Amy W. Schulman
235 E. 42nd St.
New York, NY 10017-5755

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schulman:

This firm holds 325 shares of Pfizer Inc. common stock on behalf of our client, Mr. Joseph Francis Smith. These shares continue to be and have been continuously held by our client for a period of more than one year.

If you have any further questions, please do not hesitate to contact me.

Thank you,



Signature
On behalf of Vanguard Brokerage Services

Carolyn Turney
Printed Name

9/11/2009
Date

EXHIBIT B

Legal Division
Pfizer Inc
235 East 42nd Street MS 235/19/02
New York, NY 10017-5755
Tel 212 733 7513 Fax 212 573 1853
Cell 917 514 2370
Email matthew.lepore@pfizer.com



Matthew Lepore
Vice President, Chief Counsel-Corporate Governance
Assistant General Counsel

Via FedEx

November 19, 2009

Mr. Daniel Kinburn
General Counsel
PCRM
5100 Wisconsin Avenue, NW, Suite 400
Washington, DC 20016

Re: Shareholder Proposal for 2010 Annual Meeting of Shareholders – Proponent: Ron Callander, Sr.

Resolved: Shareholders encourage Pfizer to increase its corporate social responsibility and transparency around the use of animals in research and product testing, by including information on animal use in the annual Corporate Responsibility Report.

Dear Mr. Kinburn:

This letter will acknowledge receipt on November 9, 2009 of your letter dated November 6, 2009 giving notice that Ron Callander, Sr., in addition to five other proponents intends to sponsor the above proposal at our 2010 Annual Meeting of Shareholders.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that the proponent must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year as of the date you submitted the proposal to the company on his behalf. The Company's stock records do not indicate that the proponent is a record owner of company shares. In addition, the proof of ownership submitted by the proponent does not satisfy Rule 14a-8's ownership requirements as of the date that the proposal was submitted to the Company.

Specifically, the letter from Merrill Lynch attempting to verify the proponent's ownership of company shares does not establish that the proponent continuously owned the requisite number of shares entitled to vote on the proposal for a period of one year as of the date the proposal was submitted to the company because the proposal appears to have been submitted on November 6, 2009 (the date it was sent to the company) and the letter from Merrill Lynch indicates only that the Proponent held the requisite number of Company shares for at least one year as of August 21, 2009, the date of the letter from Merrill Lynch.

To remedy this defect, the proponent must provide sufficient proof of ownership of the requisite number of company shares. Under Rule 14a-8(b), the amount of such shares for which the proponent provides sufficient proof of ownership, together with shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of the company's shares entitled to vote on the proposal. Sufficient proof may be in the form of:

- a written statement from the "record" holder of his shares (usually a broker or bank) verifying that, at the time you submitted the proposal on his behalf, he continuously held the requisite number of shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that he continuously held the requisite number of company shares for the one-year period.

The rules of the Securities and Exchange Commission require that any response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

If you have any questions with respect to the foregoing, please feel free to contact me directly.

Sincerely,



Suzanne Rolon

cc: Ron Callander, Sr.
Matthew Lepore – Vice President, Chief Counsel-Corporate Governance

Attachment

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on

which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your

response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com



Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via FedEx

November 19, 2009

Mr. Daniel Kinburn
General Counsel
PCRM
5100 Wisconsin Avenue, NW, Suite 400
Washington, DC 20016

Re: Shareholder Proposal for 2010 Annual Meeting of Shareholders – Proponent: Gretchen G. Harrison

Resolved: Shareholders encourage Pfizer to increase its corporate social responsibility and transparency around the use of animals in research and product testing, by including information on animal use in the annual Corporate Responsibility Report.

Dear Mr. Kinburn:

This letter will acknowledge receipt on November 9, 2009 of your letter dated November 6, 2009 giving notice that Gretchen G. Harrison in addition to five other proponents intends to sponsor the above proposal at our 2010 Annual Meeting of Shareholders.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that the proponent must submit sufficient proof that she has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year as of the date you submitted the proposal to the company on her behalf. The Company's stock records do not indicate that the proponent is a record owner of company shares. In addition, the proof of ownership submitted by the proponent does not satisfy Rule 14a-8's ownership requirements as of the date that the proposal was submitted to the Company.

Specifically, the letter from Raymond James & Associates, Inc. attempting to verify the proponent's ownership of company shares does not establish that the proponent continuously owned the requisite number of shares entitled to vote on the proposal for a period of one year as of the date the proposal was submitted to the company because the proposal appears to have been submitted on November 6, 2009 (the date it was sent to the company) and the letter from Raymond James indicates only that the Proponent held the requisite number of Company shares for at least one year as of August 26, 2009, the date of the letter from Raymond James.

To remedy this defect, the proponent must provide sufficient proof of ownership of the requisite number of company shares. Under Rule 14a-8(b), the amount of such shares for which the proponent provides sufficient proof of ownership, together with shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of the company's shares entitled to vote on the proposal. Sufficient proof may be in the form of:

- a written statement from the "record" holder of her shares (usually a broker or bank) verifying that, at the time you submitted the proposal on her behalf, she continuously held the requisite number of shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting her ownership of the requisite number of company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that she continuously held the requisite number of company shares for the one-year period.

The rules of the Securities and Exchange Commission require that any response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

If you have any questions with respect to the foregoing, please feel free to contact me directly.

Sincerely,



Suzanne Y. Rolon

cc: Gretchen G. Harrison
Matthew Lepore – Vice President, Chief Counsel-Corporate Governance

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on

which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your

response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

        iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com



Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via FedEx

November 19, 2009

Mr. Daniel Kinburn
General Counsel
PCRM
5100 Wisconsin Avenue, NW, Suite 400
Washington, DC 20016

Re: Shareholder Proposal for 2010 Annual Meeting of Shareholders – Proponent: Cynthia Kaplan

Resolved: Shareholders encourage Pfizer to increase its corporate social responsibility and transparency around the use of animals in research and product testing, by including information on animal use in the annual Corporate Responsibility Report.

Dear Mr. Kinburn:

This letter will acknowledge receipt on November 9, 2009 of your letter dated November 6, 2009 giving notice that Cynthia Kaplan, in addition to five other proponents intends to sponsor the above proposal at our 2010 Annual Meeting of Shareholders.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that the proponent must submit sufficient proof that she has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year as of the date you submitted the proposal to the company on her behalf. The Company's stock records do not indicate that the proponent is a record owner of company shares. To remedy this defect, the proponent must provide sufficient proof of ownership of the requisite number of company shares.

Under Rule 14a-8(b), the amount of such shares for which the proponent provides sufficient proof of ownership, together with shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of the company's shares entitled to vote on the proposal. Sufficient proof may be in the form of:

- a written statement from the "record" holder of her shares (usually a broker or bank) verifying that, at the time you submitted the proposal on her behalf, she continuously held the requisite number of shares for at least one year; or
- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting her ownership of the requisite number of company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that she continuously held the requisite number of company shares for the one-year period.

The rules of the Securities and Exchange Commission require that any response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

If you have any questions with respect to the foregoing, please feel free to contact me directly.

Sincerely,



Suzanne Rolon

cc: Cynthia Kaplan
Matthew Lepore – Vice President, Chief Counsel-Corporate Governance

Attachment

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on

which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your

response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com



Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via FedEx

November 19, 2009

Mr. Daniel Kinburn
General Counsel
PCRM
5100 Wisconsin Avenue, NW, Suite 400
Washington, DC 20016

Re: Shareholder Proposal for 2010 Annual Meeting of Shareholders – Proponent: Mary Ann Pattengale

Resolved: Shareholders encourage Pfizer to increase its corporate social responsibility and transparency around the use of animals in research and product testing, by including information on animal use in the annual Corporate Responsibility Report.

Dear Mr. Kinburn:

This letter will acknowledge receipt on November 9, 2009 of your letter dated November 6, 2009 giving notice that Mary Ann Pattengale, in addition to five other proponents intends to sponsor the above proposal at our 2010 Annual Meeting of Shareholders.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that the proponent must submit sufficient proof that she has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year as of the date you submitted the proposal to the company on her behalf. The Company's stock records do not indicate that the proponent is a record owner of company shares. To remedy this defect, the proponent must provide sufficient proof of ownership of the requisite number of company shares.

Under Rule 14a-8(b), the amount of such shares for which the proponent provides sufficient proof of ownership, together with shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of the company's shares entitled to vote on the proposal. Sufficient proof may be in the form of:

- a written statement from the "record" holder of her shares (usually a broker or bank) verifying that, at the time you submitted the proposal on her behalf, she continuously held the requisite number of shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting her ownership of the requisite number of company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that she continuously held the requisite number of company shares for the one-year period.

The rules of the Securities and Exchange Commission require that any response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

If you have any questions with respect to the foregoing, please feel free to contact me directly.

Sincerely,



Suzanne Rolon

cc: Mary Ann Pattengale
Matthew Lepore – Vice President, Chief Counsel-Corporate Governance

Attachment

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on

which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your

response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com



Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via FedEx

November 19, 2009

Mr. Daniel Kinburn
General Counsel
PCRM
5100 Wisconsin Avenue, NW, Suite 400
Washington, DC 20016

Re: Shareholder Proposal for 2010 Annual Meeting of Shareholders – Proponent: Linda Rawdin

Resolved: Shareholders encourage Pfizer to increase its corporate social responsibility and transparency around the use of animals in research and product testing, by including information on animal use in the annual Corporate Responsibility Report.

Dear Mr. Kinburn:

This letter will acknowledge receipt on November 9, 2009 of your letter dated November 6, 2009 giving notice that Linda Rawdin, in addition to five other proponents intends to sponsor the above proposal at our 2010 Annual Meeting of Shareholders.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that the proponent must submit sufficient proof that she has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year as of the date you submitted the proposal to the company on her behalf. The Company's stock records do not indicate that the proponent is a record owner of company shares. In addition, the proof of ownership submitted by the proponent does not satisfy Rule 14a-8's ownership requirements as of the date that the proposal was submitted to the Company.

Specifically, the letter from Morgan Stanley Smith Barney LLC attempting to verify the proponent's ownership of company shares does not establish that the proponent continuously owned the requisite number of shares entitled to vote on the proposal for a period of one year as of the date the proposal was submitted to the company because the proposal appears to have been submitted on November 6, 2009 (the date it was sent to the company) and the letter from Morgan Stanley Smith Barney indicates only that the Proponent held the requisite number of Company shares for at least one year as of August 27, 2009, the date of the letter from Morgan Stanley Smith Barney.

To remedy this defect, the proponent must provide sufficient proof of ownership of the requisite number of company shares. Under Rule 14a-8(b), the amount of such shares for which the proponent provides sufficient proof of ownership, together with shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of the company's shares entitled to vote on the proposal. Sufficient proof may be in the form of:

- a written statement from the "record" holder of her shares (usually a broker or bank) verifying that, at the time you submitted the proposal on her behalf, she continuously held the requisite number of shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting her ownership of the requisite number of company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that she continuously held the requisite number of company shares for the one-year period.

The rules of the Securities and Exchange Commission require that any response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

If you have any questions with respect to the foregoing, please feel free to contact me directly.

Sincerely,



Suzanne Y. Rolon

cc: Linda Rawdin
Matthew Lepore – Vice President, Chief Counsel-Corporate Governance

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on

which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your

response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com



Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via FedEx

November 19, 2009

Mr. Daniel Kinburn
General Counsel
PCRM
5100 Wisconsin Avenue, NW, Suite 400
Washington, DC 20016

Re: Shareholder Proposal for 2010 Annual Meeting of Shareholders – Proponent: Joseph Francis Smith

Resolved: Shareholders encourage Pfizer to increase its corporate social responsibility and transparency around the use of animals in research and product testing, by including information on animal use in the annual Corporate Responsibility Report.

Dear Mr. Kinburn:

This letter will acknowledge receipt on November 9, 2009 of your letter dated November 6, 2009 giving notice that Joseph Francis Smith, in addition to five other proponents intends to sponsor the above proposal at our 2010 Annual Meeting of Shareholders.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that the proponent must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year as of the date you submitted the proposal to the company on his behalf. The Company's stock records do not indicate that the proponent is a record owner of company shares. In addition, the proof of ownership submitted by the proponent does not satisfy Rule 14a-8's ownership requirements as of the date that the proposal was submitted to the Company.

Specifically, the letter from Vanguard Brokerage Services attempting to verify the proponent's ownership of company shares does not establish that the proponent continuously owned the requisite number of shares entitled to vote on the proposal for a period of one year as of the date the proposal was submitted to the company because the proposal appears to have been submitted on November 6, 2009 (the date it was sent to the company) and the letter from Vanguard indicates only that the Proponent held the requisite number of Company shares for at least one year as of September 11, 2009, the date of the letter from Vanguard.

To remedy this defect, the proponent must provide sufficient proof of ownership of the requisite number of company shares. Under Rule 14a-8(b), the amount of such shares for which the proponent provides sufficient proof of ownership, together with shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of the company's shares entitled to vote on the proposal. Sufficient proof may be in the form of:

- a written statement from the "record" holder of his shares (usually a broker or bank) verifying that, at the time you submitted the proposal on his behalf, he continuously held the requisite number of shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that he continuously held the requisite number of company shares for the one-year period.

The rules of the Securities and Exchange Commission require that any response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

If you have any questions with respect to the foregoing, please feel free to contact me directly.

Sincerely,



Suzanne Rolon

cc: Joseph Francis Smith
Matthew Lepore – Vice President, Chief Counsel-Corporate Governance

Attachment

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on

which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your

response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT D

PCRM
PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE
5100 WISCONSIN AVENUE, NW • SUITE 400
WASHINGTON, DC 20016
(202) 686-2210 FAX: (202) 686-2155
WWW.PCRM.ORG

Fax

To: **Suzanne Rolon**, Senior Manager, Communications
Pfizer, Inc.

Fax: 212.573.1853

From: **Daniel Kinburn**, General Counsel
Physicians Committee for Responsible Medicine

Fax: 202.527.7415

Phone: 202.686.2210, ext. 380

Date: December 4, 2009

Re: *Proof of Shareholder Ownership for Ms. Mary Ann Pattengale*

Pages (Including Cover Sheet): 4

Message:
On behalf of Ms. Pattengale, please see the attached information.
Thank you.

PCRM PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE
5100 WISCONSIN AVENUE, NW • SUITE 400
WASHINGTON, DC 20016
(202) 686-2210 FAX: (202) 686-2155
WWW.PCRM.ORG

DANIEL KINBURN
General Counsel
Writer's Direct Number: 202.686.2210 ext. 380
Writer's Direct Fax: 202.527.7450
Writer's E-Mail: DKinburn@pcrm.org

December 4, 2009

BY FACSIMILE AND EMAIL

Pfizer, Inc.
Attn: Suzanne Rolon, Senior Manager, Communications
235 E. 42nd St.
New York, NY 10017-5755
Fax: 212.573.1853
Email: Suzanne.y.rolon@pfizer.com

Re: Stockholder Proponent Ms. Mary Ann Pattengale

Dear Ms. Rolon:

As the authorized representative Ms. Mary Ann Pattengale, I am submitting sufficient proof that verifies her account holdings of Pfizer common stock as of the date the Proposal was submitted. The attached documents show her continuous ownership of at least $2,000 in market value of Pfizer stock for at least 1 year.

If you need further information, please do not hesitate to call (202.686.2210 ext. 380) or email (DKinburn@pcrm.org) me.

Very truly yours,



Daniel Kinburn

DK/kl
Enclosures (2)

PCRM
PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE
5100 WISCONSIN AVENUE, NW • SUITE 400
WASHINGTON, DC 20016
(202) 686-2210 FAX: (202) 686-2155
WWW.PCRM.ORG

Fax

To: **Suzanne Rolon**, Senior Manager, Communications
Pfizer, Inc.

Fax: 212.573.1853

From: **Daniel Kinburn**, General Counsel
Physicians Committee for Responsible Medicine

Fax: 202.527.7415

Phone: 202.686.2210, ext. 380

Date: December 7, 2009

Re: *Proof of Shareholder Ownership for Ms. Mary Ann Pattengale*

Pages (Including Cover Sheet): 3

Message:
On behalf of Ms. Pattengale, please see the attached information.
Thank you.

PCRM PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE
5100 WISCONSIN AVENUE, NW • SUITE 400
WASHINGTON, DC 20016
(202) 686-2210 FAX: (202) 686-2155
WWW.PCRM.ORG

DANIEL KINBURN
General Counsel
Writer's Direct Number: 202.686.2210 ext. 380
Writer's Direct Fax: 202.527.7450
Writer's E-Mail: DKinburn@pcrm.org

December 7, 2009

BY FACSIMILE AND EMAIL

Pfizer, Inc.
Attn: Suzanne Rolon, Senior Manager, Communications
235 E. 42nd St.
New York, NY 10017-5755
Fax: 212.573.1853
Email: Suzanne.y.rolon@pfizer.com

Re: Stockholder Proponent Ms. Mary Ann Pattengale

Dear Ms. Rolon:

As the authorized representative Ms. Mary Ann Pattengale, I am submitting one additional document to verify her account holdings of Pfizer common stock as of the date that the Proposal was submitted. The attached document indicates her continuous ownership of at least $2,000 in market value of Pfizer stock for at least 1 year.

If you need further information, please do not hesitate to call (202.686.2210 ext. 380) or email (DKinburn@pcrm.org) me.

Very truly yours,



Daniel Kinburn

DK/kl
Enclosures (1)

FirstFlorida
INVESTMENT SERVICES

Pfizer Inc.
Attn: Secretary of the Company, Amy W. Schulman
235 E. 42nd St.
New York, NY 10017-5755

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Schulman:

With this letter, I am verifying the holdings of Ms. Mary Ann Pattengale. As of December 3, 2009, Ms. Pattengale owns 500 shares of Pfizer Inc. common stock at a value that exceeds the $2,000 minimum threshold required to submit a proposal. These shares continue to be and have been continuously held by our client for a period of more than one year.

If you have any further questions, please do not hesitate to contact me.

Thank you,



Signature of Heather Hayes
On behalf of LPL Financial

12-4-2009
Date